Annual Notice Dated May 1, 2026

WRL FREEDOM ELITE ADVISORSM

issued through
WRL Series Life Account
by
Transamerica Life Insurance Company

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Sales of this Policy were discontinued for new purchasers in 2004

This Annual Notice Document (“Notice”) provides certain updated information about the WRL Freedom Elite AdvisorSM (the “Policy”), a flexible premium variable life insurance policy which is no longer available for purchase.
Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for WRL Series Life Account (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/959393638?site=VAVUL.

In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please contact us at the information listed below.

Your Policy prospectus dated May 1, 2004, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable life insurance Policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1620
Electronic Transaction	www.tlic.transamerica.com
Payments made by check	PO Box 429, Cedar Rapids IA 52406-0429 or 6400 C St. SW, Cedar Rapids IA 52499-7463
Claims, general correspondence, and notices	Mailing Address: 6400 C St. SW, Cedar Rapids IA 52499-0001

SPECIAL TERMS

administrative office
Our administrative office address is 6400 C St. SW, Cedar Rapids IA 52499-0001. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (for subaccount transfers only) and 1-727-299-1620 (for all other fax requests). Our administrative office serves as the recipient of all website (tlic.transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday 7:00 a.m. – 6:00 p.m. Central Time. Please do not send any checks, claims, correspondence, or notices to this office; send them to the mailing address.

beneficiary(ies)	The person or persons you select to receive the Policy’s death benefit.
cash value
At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds
The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest and, if the insured dies during the grace period, any charges that are due and unpaid.

fixed account
An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

insured	The person whose life is insured by the Policy.
lapse
When life insurance coverage ends and the Policy terminates because you do not have enough value in the Policy to pay monthly deductions and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of the Policy’s grace period.

mutual fund company(ies)
A management investment company registered with the SEC. The Policy allows you to invest in the portfolio companies (also known as underlying fund portfolios) of the mutual fund companies through our subaccounts.

Policy	The flexible premium variable life insurance Policy, a contract between us and you that describes the terms of your life insurance Policy.
portfolio company(ies)	Investment options made available by mutual fund companies under the Policy. Also referred to as underlying fund portfolio(s).
premiums	All payments you make under the Policy other than loan repayments.
specified amount	The amount of life insurance coverage under your Policy.
surrender charge	A charge you pay if you withdraw money from your Policy or fully surrender your Policy during certain defined time periods. Not applicable for this Policy.
termination	When the insured’s life is no longer insured under the Policy or any rider, and neither the Policy (nor any rider) is in force.
we, us, our, the Company (Transamerica)	Transamerica Life Insurance Company.
you, your (Owner or policyowner)	The person entitled to exercise all rights as the owner under the Policy.

Summary of Recent Policy Changes

The information in this Notice is a summary of certain Policy features that have changed since the last Prospectus, as supplemented. This may not reflect all of the changes that have occurred since you entered into your Policy.

• For changes in the names of certain portfolio companies and/or advisers/sub-advisers please refer to Appendix: Portfolio Companies Available Under the Policy.

• For updated portfolio expense information please refer to “Important Information You Should Consider About This Policy” and Appendix: Portfolios Available Under the Policy.

• For updated portfolio company performance information please refer to Appendix: Portfolio Companies Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2004, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawals?
No. You may fully surrender the Policy at any time before the insured’s death or the maturity date. Life insurance coverage will end. You will receive the net surrender value (cash value minus any outstanding loan amount and accrued loan interest).
You may take one withdrawal of cash value per Policy year after the first Policy year. The amount of the withdrawal may be limited.
Surrenders and Cash Withdrawals
Is there a Cash Withdrawal Charge?
Yes. If you withdraw money from your Policy, we will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
Fee Tables Charges and Deductions - Cash Withdrawal Charge
Are There Transaction Charges?
Yes. In addition to withdrawal charges, you may also be charged for other transactions. There may be front-end loads on premium payments, and charges for transfers between investment options.
We reserve the right to deduct a charge for special services, including overnight delivery and wire service fees.
Fee Tables Charges and Deductions Surrenders and Cash Withdrawals - Cash Withdrawals
Are There Ongoing Fees and Expenses (annual charges)?
Yes. In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). You should view the schedule page of your Policy for rates applicable to your Policy.

These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Policy value or other assets of the Owner; if such charges were reflected, the fees and expenses would be higher.

You will also bear expenses associated with the portfolios under the Policy to which you have allocated cash value, as shown in the following table:

Fee Tables Charges and Deductions Appendix: Portfolio Companies Available Under the Policy.
	Annual Fee	Minimum	Maximum
	Portfolio Company[1,2] (fund fees and expenses)	0.29%	0.89%
1As a percentage of Portfolio Company assets.
RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Policy, including loss of principal.			Policy Benefits/Risks Summary - Policy Risks
Is this a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The Policy is designed to help meet long-term financial objectives by paying a death benefit to family members or other beneficiaries. The benefits of tax deferral also mean the Policy is more beneficial to investors with a long-term investment horizon.
Policy Benefits/Risks Summary – Policy Benefits

What Are the Risks Associated with Investment Choices?
  An investment in the Policy is subject to the risk of poor investment performance. The investment performance of your Policy can vary depending on the performance of the investment options that you choose.
  Each investment option (including the fixed account option) has its own unique risks.
  You should review the investment options carefully before making an investment decision.
Policy Benefits/Risks Summary - Policy Risks
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to the risks related to Transamerica Life Insurance Company. Any obligations (including under the fixed account option), guarantees, and benefits under the Policy are subject to our claims-paying ability. More information about Transamerica Life Insurance Company (formerly Western Reserve Life Assurance Co. of Ohio), including our financial strength ratings, is available by visiting tlic.transamerica.com or calling toll-free 800-851-9777.
Western Reserve, the Separate Account, the Fixed Account and the Portfolios
Is there a Risk of Contract Lapse?
Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Policy to lapse. There are costs associated with reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.
Policy Benefits/Risks Summary - Policy Risks Policy Lapse and Reinstatement
RESTRICTIONS	Location in Prospectus
What are the Restrictions on the Investment Options?
  There may be a $25 charge for each transfer in excess of 12 transfers per Policy year.
  Transfers from the fixed account option may be subject to significant restrictions related to the number of transfers per Policy Year and amounts transferred.
  The fixed account option may not be available for investment depending on when you applied for your Policy and when or where it was issued.
  We reserve the right to remove or substitute portfolios as investment options under the Policy.
Policy Benefits/Risks Summary – Policy Benefits Western Reserve, the Separate Account, the Fixed Account and the Portfolios Transfers
What Are the Optional Benefits?
  Supplemental insurance benefits are available only to insureds within certain age ranges, are subject to minimum and/or maximum specified amounts and are subject to termination conditions.
  Certain benefits cannot be elected after Policy purchase.
  Certain benefits cannot be elected in combination with other benefits.
  We may stop offering an optional benefit at any time.
Supplemental Benefits (Riders)
TAXES	Location in Prospectus
What Are the Policy’s Tax Implications?
  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
  Earnings on your Policy are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
Federal Income Tax Considerations
CONFLICT OF INTEREST	Location in Prospectus

How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Policy to You, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc.), the principal underwriter, may share the revenue we earn on this Policy with Your investment professional’s firm. In addition, we may pay all or a portion of the cost of affiliates’ operating and other expenses.

This conflict of interest may influence Your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.
Additional Information - Sale of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer you a new Policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both Policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.
The Policy - Tax-Free “Section 1035” Exchanges Additional Information - Sale of the Policies

Appendix: Portfolio Companies Available Under The Policy
The following is a list of portfolio companies available under the Policy, which are subject to change as discussed in this prospectus.

More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/959393638?site=VAVUL.You can also request this information at no cost by calling our administrative office at 1-800-851-9777.
The current expenses and performance information below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity VIP Index 500 Portfolio -Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc.; Geode Capital Management, LLC	0.34%	17.48%	14.03%	14.42%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Transamerica Aegon Bond VP – Initial Class Sub-Advised by: Aegon USA Investment Management, LLC.	0.53%	7.13%	-0.34%	2.08%
Seeks total return, consisting of current income and capital appreciation.	Transamerica Aegon Core Bond VP – Initial Class Sub-Advised by: Aegon USA Investment Management, LLC.	0.48%	6.99%	-0.14%	2.09%
Seeks a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP– Initial Class Sub-Advised by: Aegon USA Investment Management, LLC	0.64%	8.46%	4.12%	5.91%
Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Class Sub-Advised by: Aegon Asset Management UK plc (“AAM”)	0.72%	11.26%	8.39%	7.35%
Seeks to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Initial Class(2) Sub-Advised by: Aegon USA Investment Management, LLC	0.59%	5.85%	-1.28%	1.18%
Seeks as high a level of current income as in consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Class(3) Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Class(2) Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.9%
Seeks to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Class Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
Seeks capital growth.	Transamerica International Focus VP - Initial Class Sub-Advised by: Sands Capital Management, LLC.	0.83%	6.47%	0.99%	5.45%
Seeks long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Class Sub-Advised by: Janus Henderson Investors US	0.84%	8.11%	7.17%	11.14%

Seeks current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.71%	10.63%	2.33%	4.91%
Seeks capital appreciation with current income as secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.77%	13.13%	5.83%	8.08%
Seeks capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.72%	11.89%	3.86%	6.33%
Seeks long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP(4) – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.80%	19.45%	9.16%	11.18%
Seeks to earn a total return modestly in excess of the total return performance of the S&P 500® (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500®.	Transamerica JPMorgan Enhanced Index VP- Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.61%	16.21%	14.39%	14.61%
Seeks capital appreciation with current income as secondary objective.	Transamerica JPMorgan International Moderate Growth VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.87%	18.02%	3.5%	5.77%
Seeks current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.8%	9.1%	2.06%	4.4%
Seeks to maximize long-term growth.	Transamerica Morgan Stanley Capital Growth VP – Initial Class(2), Sub-Advised by: Morgan Stanley Investment Management Inc.	0.68%	20.2%	0.32%	15.16%
Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC	0.64%	13.06%	8.62%	9.73%
Seeks to maximize total return.	Transamerica Small/Mid Cap Value VP – Initial Class Sub-Advised by: Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC	0.81%	9.81%	9.56%	9.81%
Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Class Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
Seeks growth from capital appreciation.	Transamerica TSW Mid Cap Value Opportunities VP** - Initial Class Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%
Seeks to maximize long-term growth.	Transamerica WMC US Growth VP – Initial Class Sub-Advised by: Wellington Management Company, LLP	0.89%	17.47%	12.05%	16.13%

(1)
You should work with your investment professional to decide which Subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.

(2)
This portfolio is subject to an expense reimbursement or fee waiver arrangement. As a result, this portfolio’s annual expenses reflect temporary expense reductions. See the portfolio prospectus for additional information.

(3)
There can be no assurance any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccounts may become extremely low and possibly negative.

(4)	Effective on or about November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP was renamed Transamerica JPMorgan Diversified Equity Allocation VP.
*	TSW Mid Cap Value Opportunities VP does not accept new investments from current or prospective investors.
Note	All Underlying Fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2004, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at 1-800-851-9777 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System 333-249189

EDGAR Contract Identifier C000223656